Exhibit 99.1

March 22, 2014

Mr. Allen W. Paschal

Lonestar Resources, Inc.

509 Pecan Street, Suite 200

Fort Worth, TX 76102

Re:	Lonestar Resources, Inc.
Eagle Ford Shale Properties
Estimate of Reserves and Revenues
SEC Year-End Pricing
“As of” January 1, 2014

Dear Mr. Paschal:

At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain property interests owned by Lonestar Resources, Inc. (Lonestar).  These properties include producing and undeveloped locations located in Dimmit, Gonzales, LaSalle, and Wilson Counties, Texas.  The undeveloped locations included herein have been classified as Proved per the guidelines established by the Society of Petroleum Engineers (SPE) and the Securities and Exchange Commission (SEC).  At the request of Lonestar, this report was prepared utilizing the 2013 SEC year-end pricing scenario.

Our conclusions, as of January 1, 2014, are as follows:

Net to Lonestar Resources, Inc.

2013 SEC Year-End Pricing	Proved Developed	Proved	Total
	Producing	Undeveloped	Proved

Net Oil, MBbls	3,801.4	6,688.3	10,489.6

Net Gas, MMcf	4,354.5	8,296.4	12,651.0

Net NGLs, MBbls	638.6	1,202.8	1,841.5

Net Equiv., MBOE	5,165.8	9,273.8	14,439.6

FNR Disc. @ 10%, $	173,018,688	171,501,156	344,519,750

Allocation % by Classification	50.2%	49.8%	100.0%

*Due to computer rounding, numbers in the above table may not sum exactly.

Report Qualifications

Purpose of Report —The purpose of this report is to provide Lonestar and its financial advisors with an estimate of future reserves and net revenues attributable to certain interests owned by Lonestar in the Eagle Ford shale play effective January 1, 2014.

Scope of Work — W.D. Von Gonten & Co. was engaged by Lonestar to estimate the remaining reserves and future production forecasts associated with the producing and undeveloped properties included in this report.  Once reserves were estimated, future net revenues were determined utilizing the SEC 2013 year-end pricing scenario.

Reporting Requirements — The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report.  In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources.  In addition, the SPE has issued

Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10, and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Financial Accounting Standards Board (FASB) Statement No. 69 requires oil and gas reserve information to be reported by publicly held companies as supplemental financial information. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on constant prices and costs.

The estimated Proved reserves herein have been prepared in conformance with all SEC definitions and requirements in the above referenced publications as well as all SPE, WPC, AAPG, and SPEE definitions and requirements.

The Securities and Exchange Commission Regulation S-X definitions of proved reserves are as follows:

Proved Reserves; Securities and Exchange Commission Regulation S-X §210.4-10(a)(22)

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Developed Oil and Gas Reserves-Securities and Exchange Commission Regulation S-X §210.4-10(a)(6)

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Reserves-Securities and Exchange Commission Regulation S-X §210.4-10(a)(31)

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. (i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. (ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. (iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of Section 210.4-10(a) of Regulation S-X, or by other evidence using reliable technology establishing reasonable certainty.

Projections — The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2014 through December 31, 2014.

Property Discussion

Lonestar currently owns interests in 21 Proved Developed Producing (PDP) horizontal Eagle Ford shale wells located in Dimmit, Gonzales, and LaSalle Counties, Texas.  Lonestar currently operates 19 of the producing wells, while Chesapeake Energy Corporation (Chesapeake) operates the remaining two wells in the Centavo lease.  As of December 31, 2013, the current gross production rates from the producing wells are approximately 3,360 barrels of oil and 6,185 Mcf of gas per day.

Currently, there are 37 Proved Undeveloped (PUD) locations to be completed in the Eagle Ford shale and operated by either Chesapeake or Lonestar. The first well is scheduled to start producing in March 2014.

Reserve Estimates

Producing Properties — Reserve estimates for the PDP property were based on volumetric calculations, log analysis, decline curve analysis, and/or analogy to nearby production.  Where applicable, these estimates were further supported by rate transit analysis and/or numerical reservoir simulation as part of a shale field study conducted by us independent of this report.

Undeveloped Properties — The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and reservoir simulation.  In addition, W.D. Von Gonten & Co. has performed a field study of the Eagle Ford shale play independent of this report.  Our conclusions from that field study have fortified our confidence in the producing and undeveloped reserves included herein. W.D. Von Gonten & Co. has developed a methodology for evaluating the resource and reserve potential for shale plays which is unique to the industry.  The ultimate goal of the evaluation is to assess reserves volumetrically and with numerical reservoir simulation.  The results are then verified using decline curve analysis of historical production data.  This methodology is a common practice with conventional reservoirs, but mostly non-existent in the realm of unconventional reservoirs, including the Eagle Ford shale.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.

Product Prices

The estimated revenues shown herein were based on the SEC 2013 year-end pricing guidelines. SEC pricing is determined by averaging the first day of each month’s closing price for the previous calendar year using published benchmark oil and gas prices.  This method renders a price of $96.94 per barrel of oil and $3.67 per MMBtu of gas. These prices were held constant throughout the life of the properties, as per SEC guidelines.

Pricing differentials were applied to all properties on an individual property basis in order to reflect prices actually received at the wellhead.  Pricing differentials are typically utilized to account for transportation charges, geographical differentials, quality adjustments, any marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead.  For the majority of the producing properties, Lonestar provided historical pricing data for a twelve month time period spanning January through December 2013.  Where applicable we applied the historical averages extracted from the provided pricing data for this report. For certain properties current historical pricing was very limited at the time of this report.  Therefore, W.D. Von Gonten & Co.

utilized price differentials developed from a combination of our regional experience with the Eagle Ford shale play and the data provided by Lonestar.

The natural gas liquids (NGL) price differential utilized in this evaluation was based on a comparison of the historical price received versus the average NYMEX oil price.

A gas volume shrinkage factor has been applied to each property.  This shrinkage accounts for any line loss, generation of NGLs, and/or fuel usage before the actual sales point.

Operating Expenses and Capital Cost

Historical monthly operating expense data ranging from January through December 2013 for the properties were provided by Lonestar.  Based on a combination of this information and our experience with similar properties in the region, W.D. Von Gonten & Co. applied a combination of fixed and variable monthly expenses to each individual property.

Capital costs necessary to perform well completion operations and to develop undeveloped locations were supplied by Lonestar.  Where available, these costs were verified from actual recent work in the area of interest and/or provided Authorities for Expenditures (AFEs).

All operating expenses and capital costs were held flat for the life of the properties.

Other Considerations

Abandonment Costs — Cost estimates regarding future plugging and abandonment procedures associated with these properties were supplied by Lonestar for the purposes of this report.  As we have not inspected the properties personally, W.D. Von Gonten & Co. expresses no warranties as to the accuracy or reasonableness of this assumption.  A third party study would be necessary in order to accurately estimate all future abandonment liabilities.

Additional Costs — Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

Data Sources — Data furnished by Lonestar included basic well information, lease acreage maps, ownership interests, completion and drilling reports, pricing contracts, and daily production data.  Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.

Context — We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report.  The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis.  The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2014 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines.  Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserves and revenue estimates produced in this report.

Thank you for the opportunity to assist Lonestar Resources, Inc. with this project.

Respectfully submitted,

William D. Von Gonten, Jr., P.E.
TX # 73244

Taylor D. Matthes

Blake B. Coleman